UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TierOne Corporation

(Name of issuer)

Common Stock

(Title of class of securities)

88650R108

(CUSIP number)

December 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88650R108
1	Name of reporting persons West Family Investments, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with	5	Sole voting power: -0-
	6	Shared voting power: 202,583
	7	Sole dispositive power: -0-
	8	Shared dispositive power: 202,583
9	Aggregate amount beneficially owned by each reporting person 202,583
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 1.1%(1)
12	Type of reporting person OO

(1)	The percent ownership is calculated based upon an aggregate of 18,034,474 shares outstanding as of August 5, 2009.

CUSIP No. 88650R108
1	Name of reporting persons Gary L. West
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power: -0-
	6	Shared voting power: 777,313(1)
	7	Sole dispositive power: -0-
	8	Shared dispositive power: 777,313(1)
9	Aggregate amount beneficially owned by each reporting person 777,313(1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 4.3%(2)
12	Type of reporting person IN

(1)

Includes 202,583 shares that West Family Investments, LLC (“WFI”) holds voting and dispositive power over. As a principal owner of WFI, Mr. West may be deemed to control WFI and share investment discretion over the shares that WFI beneficially owns. Mr. West disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(2)	The percent ownership is calculated based upon an aggregate of 18,034,474 shares outstanding as of August 5, 2009.

CUSIP No. 88650R108
1	Name of reporting persons Mary E. West
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power: -0-
	6	Shared voting power: 775,194(1)
	7	Sole dispositive power: -0-
	8	Shared dispositive power: 775,194(1)
9	Aggregate amount beneficially owned by each reporting person 775,194(1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 4.3%(2)
12	Type of reporting person IN

(1)

Includes 202,583 shares that West Family Investments, LLC (“WFI”) holds voting and dispositive power over. As a principal owner of WFI, Mrs. West may be deemed to control WFI and share investment discretion over the shares that WFI beneficially owns. Mrs. West disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

(2)	The percent ownership is calculated based upon an aggregate of 18,034,474 shares outstanding as of August 5, 2009.

CUSIP No. 88650R108
1	Name of reporting persons Randy Rochman
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power: -0-
	6	Shared voting power: 1,418,996(1)
	7	Sole dispositive power: -0-
	8	Shared dispositive power: 1,418,996(1)
9	Aggregate amount beneficially owned by each reporting person 1,418,996(1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 7.9%(2)
12	Type of reporting person IN

(1)

Includes (i) 71,172 shares held jointly with Mr. Rochman’s spouse, (ii) 572,630 shares held by Gary L. West over which Mr. Rochman holds shared dispositive and voting power, (iii) 570,511 shares held by Mary E. West over which Mr. Rochman holds shared dispositive and voting power, (iv) 2,100 shares held jointly by Gary L. West and Mary E. West over which Mr. Rochman holds shared dispositive and voting power and (v) 202,583 shares that West Family Investments, LLC (“WFI”) holds voting and dispositive power over. As the Chief Executive Officer of WFI, Mr. Rochman may be deemed to control WFI and share investment discretion over the shares that WFI beneficially owns. Mr. Rochman disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(2)	The percent ownership is calculated based upon an aggregate of 18,034,474 shares outstanding as of August 5, 2009.

CUSIP No. 88650R108
1	Name of reporting persons Elizabeth Rochman
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 1,200
	6	Shared voting power: 71,172
	7	Sole dispositive power: 1,200
	8	Shared dispositive power: 71,172
9	Aggregate amount beneficially owned by each reporting person 72,372
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.0%(1)
12	Type of reporting person IN

(1)	The percent ownership is calculated based upon an aggregate of 18,034,474 shares outstanding as of August 5, 2009.

CUSIP No. 88650R108
1	Name of reporting persons Barton Rochman
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 6,739
	6	Shared voting power: -0-
	7	Sole dispositive power: 6,739
	8	Shared dispositive power: -0-
9	Aggregate amount beneficially owned by each reporting person 6,739
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.0%(1)
12	Type of reporting person IN

(1)	The percent ownership is calculated based upon an aggregate of 18,034,474 shares outstanding as of August 5, 2009.

CUSIP No. 88650R108
1	Name of reporting persons Susan Temple
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 2,200
	6	Shared voting power: -0-
	7	Sole dispositive power: 2,200
	8	Shared dispositive power: -0-
9	Aggregate amount beneficially owned by each reporting person 2,200
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.0%(1)
12	Type of reporting person IN

(1)	The percent ownership is calculated based upon an aggregate of 18,034,474 shares outstanding as of August 5, 2009.

CUSIP No. 88650R108
1	Name of reporting persons Jim Young
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 400
	6	Shared voting power: -0-
	7	Sole dispositive power: 400
	8	Shared dispositive power: -0-
9	Aggregate amount beneficially owned by each reporting person 400
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.0%(1)
12	Type of reporting person IN

(1)	The percent ownership is calculated based upon an aggregate of 18,034,474 shares outstanding as of August 5, 2009.

CUSIP No. 88650R108
1	Name of reporting persons Andy McDill
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 350
	6	Shared voting power: -0-
	7	Sole dispositive power: 350
	8	Shared dispositive power: -0-
9	Aggregate amount beneficially owned by each reporting person 350
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.0%(1)
12	Type of reporting person IN

(1)	The percent ownership is calculated based upon an aggregate of 18,034,474 shares outstanding as of August 5, 2009.

CUSIP No. 88650R108
1	Name of reporting persons Johnny Bubb
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 1,599
	6	Shared voting power: -0-
	7	Sole dispositive power: 1,599
	8	Shared dispositive power: -0-
9	Aggregate amount beneficially owned by each reporting person 1,599
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.0%(1)
12	Type of reporting person IN

(1)	The percent ownership is calculated based upon an aggregate of 18,034,474 shares outstanding as of August 5, 2009.

CUSIP No. 88650R108
1	Name of reporting persons Jeffrey R. Klunzinger
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 7,500
	6	Shared voting power: -0-
	7	Sole dispositive power: 7,500
	8	Shared dispositive power: -0-
9	Aggregate amount beneficially owned by each reporting person 7,500
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.0%(1)
12	Type of reporting person IN

(1)	The percent ownership is calculated based upon an aggregate of 18,034,474 shares outstanding as of August 5, 2009.

CUSIP No. 88650R108
1	Name of reporting persons Robert Brock
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 521
	6	Shared voting power: -0-
	7	Sole dispositive power: 521
	8	Shared dispositive power: -0-
9	Aggregate amount beneficially owned by each reporting person 521
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.0%(1)
12	Type of reporting person IN

(1)	The percent ownership is calculated based upon an aggregate of 18,034,474 shares outstanding as of August 5, 2009.

CUSIP No. 88650R108
1	Name of reporting persons Dennis M. O’Brien
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 10,000
	6	Shared voting power: -0-
	7	Sole dispositive power: 10,000
	8	Shared dispositive power: -0-
9	Aggregate amount beneficially owned by each reporting person 10,000
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.0%(1)
12	Type of reporting person IN

(1)	The percent ownership is calculated based upon an aggregate of 18,034,474 shares outstanding as of August 5, 2009.

CUSIP No. 88650R108
1	Name of reporting persons Chad Sandstedt
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 600
	6	Shared voting power: -0-
	7	Sole dispositive power: 600
	8	Shared dispositive power: -0-
9	Aggregate amount beneficially owned by each reporting person 600
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.0%(1)
12	Type of reporting person IN

(1)	The percent ownership is calculated based upon an aggregate of 18,034,474 shares outstanding as of August 5, 2009.

Item 1.	a.	Name of Issuer:

TierOne Corporation (the “Issuer”)

	b.	Address of Issuer’s Principal Executive Offices:

1235 “N” Street Lincoln, NE 68508

Item 2.	a.	Name of Person Filing:

The persons filing this report (collectively, the “Reporting Persons”) are:

		(i)	West Family Investments, LLC

		(ii)	Gary L. West

		(iii)	Mary E. West

		(iv)	Randy Rochman

		(v)	Elizabeth Rochman

		(vi)	Susan Temple

		(vii)	Barton Rochman

		(viii)	Jim Young

		(ix)	Andy McDill

		(x)	Johnny Bubb

		(xi)	Jeffrey R. Klunzinger

		(xii)	Robert Brock

		(xiii)	Dennis M. O’Brien

		(xiv)	Chad Sandstedt

The natural persons identified in (ii) through (xiv) above are affiliates, employees or otherwise related persons of West Family Investments, LLC. Accordingly, the Reporting Persons are making a group filing because, due to the relationships between them, the Reporting Persons may be deemed to constitute a “group” for the purposes of Section 13(d)(3) of the Securities and Exchange Act of 1934 (the “Act”). Neither the present filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” for the purposes of Section 13(d)(3) of the Act. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.

	b.	Address of Principal Business Office:

The principal business address of West Family Investments, LLC, Gary L. West, Mary E. West, Randy Rochman, Elizabeth Rochman, Susan Temple, Barton Rochman, Jim Young, Andy McDill, Johnny Bubb, Jeffrey R. Klunzinger and Robert Brock is:

1603 Orrington, Suite 810 Evanston, Illinois 60201

The principal business address of Dennis M. O’Brien and Chad Sandstedt is:

6005 Hidden Valley Road, Suite 120 Carlsbad, CA 92011

	c.	Citizenship:

West Family Investments, LLC is an Illinois limited liability company. Each natural person filing this Report is a citizen of the United States.

	d.	Title of Class of Securities:

Common Stock

	e.	CUSIP Number:

88650R108

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n): N/A

	a.	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	b.	☐	Bank is defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	c.	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	d.	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8);

	e.	☐	Investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

	f.	☐	Employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

	g.	☐	Parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);

	h.	☐	Savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	i.	☐	Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	j.	☐	Non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J);

	k.	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

West Family Investments, LLC

	a.	Amount Beneficially Owned: 202,583

	b.	Percent of Class: 1.1%

	c.	Number of shares as to which such person has:

		i.	Sole power to vote or to direct the vote: -0-

		ii.	Shared power to vote or to direct the vote: 202,583

		iii.	Sole power to dispose or to direct the disposition of: -0-

		iv.	Shared power to direct the disposition of: 202,583

Gary L. West

	a.	Amount Beneficially Owned: 777,313

	b.	Percent of Class: 4.3%

	c.	Number of shares as to which such person has:

		i.	Sole power to vote or to direct the vote: -0-

		ii.	Shared power to vote or to direct the vote: 777,313

		iii.	Sole power to dispose or to direct the disposition of: -0-

		iv.	Shared power to direct the disposition of: 777,313

Mary E. West

	a.	Amount Beneficially Owned: 775,194

	b.	Percent of Class: 4.3%

	c.	Number of shares as to which such person has:

		i.	Sole power to vote or to direct the vote: -0-

		ii.	Shared power to vote or to direct the vote: 775,194

		iii.	Sole power to dispose or to direct the disposition of: -0-

		iv.	Shared power to direct the disposition of: 775,194

Randy Rochman

	a.	Amount Beneficially Owned: 1,418,996

	b.	Percent of Class: 7.9%

	c.	Number of shares as to which such person has:

		i.	Sole power to vote or to direct the vote: -0-

		ii.	Shared power to vote or to direct the vote: 1,418,996

		iii.	Sole power to dispose or to direct the disposition of: -0-

		iv.	Shared power to direct the disposition of: 1,418,996

Elizabeth Rochman

	a.	Amount Beneficially Owned: 72,372

	b.	Percent of Class: 0.0%

	c.	Number of shares as to which such person has:

		i.	Sole power to vote or to direct the vote: 1,200

		ii.	Shared power to vote or to direct the vote: 71,172

		iii.	Sole power to dispose or to direct the disposition of: 1,200

		iv.	Shared power to direct the disposition of: 71,172

Barton Rochman

	a.	Amount Beneficially Owned: 6,739

	b.	Percent of Class: 0.0%

	c.	Number of shares as to which such person has:

		i.	Sole power to vote or to direct the vote: 6,739

		ii.	Shared power to vote or to direct the vote: -0-

		iii.	Sole power to dispose or to direct the disposition of: 6,739

		iv.	Shared power to direct the disposition of: -0-

Susan Temple

	a.	Amount Beneficially Owned: 2,200

	b.	Percent of Class: 0.0%

	c.	Number of shares as to which such person has:

		i.	Sole power to vote or to direct the vote: 2,200

		ii.	Shared power to vote or to direct the vote: -0-

		iii.	Sole power to dispose or to direct the disposition of: 2,200

		iv.	Shared power to direct the disposition of: -0-

Jim Young

	a.	Amount Beneficially Owned: 400

	b.	Percent of Class: 0.0%

	c.	Number of shares as to which such person has:

		i.	Sole power to vote or to direct the vote: 400

		ii.	Shared power to vote or to direct the vote: -0-

		iii.	Sole power to dispose or to direct the disposition of: 400

		iv.	Shared power to direct the disposition of: -0-

Andy McDill

	a.	Amount Beneficially Owned: 350

	b.	Percent of Class: 0.0%

	c.	Number of shares as to which such person has:

		i.	Sole power to vote or to direct the vote: 350

		ii.	Shared power to vote or to direct the vote: -0-

		iii.	Sole power to dispose or to direct the disposition of: 350

		iv.	Shared power to direct the disposition of: -0-

Johnny Bubb

	a.	Amount Beneficially Owned: 1,599

	b.	Percent of Class: 0.0%

	c.	Number of shares as to which such person has:

		i.	Sole power to vote or to direct the vote: 1,599

		ii.	Shared power to vote or to direct the vote: -0-

		iii.	Sole power to dispose or to direct the disposition of: 1,599

		iv.	Shared power to direct the disposition of: -0-

Jeffrey R. Klunzinger

	a.	Amount Beneficially Owned: 7,500

	b.	Percent of Class: 0.0%

	c.	Number of shares as to which such person has:

		i.	Sole power to vote or to direct the vote: 7,500

		ii.	Shared power to vote or to direct the vote: -0-

		iii.	Sole power to dispose or to direct the disposition of: 7,500

		iv.	Shared power to direct the disposition of: -0-

Robert Brock

	a.	Amount Beneficially Owned: 521

	b.	Percent of Class: 0.0%

	c.	Number of shares as to which such person has:

		i.	Sole power to vote or to direct the vote: 521

		ii.	Shared power to vote or to direct the vote: -0-

		iii.	Sole power to dispose or to direct the disposition of: 521

		iv.	Shared power to direct the disposition of: -0-

Dennis M. O’Brien

	a.	Amount Beneficially Owned: 10,000

	b.	Percent of Class: 0.0%

	c.	Number of shares as to which such person has:

		i.	Sole power to vote or to direct the vote: 10,000

		ii.	Shared power to vote or to direct the vote: -0-

		iii.	Sole power to dispose or to direct the disposition of: 10,000

		iv.	Shared power to direct the disposition of: -0-

Chad Sandstedt

	a.	Amount Beneficially Owned: 600

	b.	Percent of Class: 0.0%

	c.	Number of shares as to which such person has:

		i.	Sole power to vote or to direct the vote: 600

		ii.	Shared power to vote or to direct the vote: -0-

		iii.	Sole power to dispose or to direct the disposition of: 600

		iv.	Shared power to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

N/A

Item 8.	Identification and Classification of Members of the Group

See Exhibit 1, Joint Filing Agreement.

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification (see Rule 13-1(b) and (c)).

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit 1:	Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2010

WEST FAMILY INVESTMENTS, LLC

By:	/s/ Randy Rochman
Randy Rochman, Chief Executive Officer

/s/ Gary L. West
Gary L. West

/s/ Mary E. West
Mary E. West

/s/ Randy Rochman
Randy Rochman

/s/ Elizabeth Rochman
Elizabeth Rochman

/s/ Barton Rochman
Barton Rochman

/s/ Susan Temple
Susan Temple

/s/ Jim Young
Jim Young

/s/ Andy McDill
Andy McDill

/s/ Johnny Bubb
Johnny Bubb

/s/ Jeffrey R. Klunzinger
Jeffrey R. Klunzinger

/s/ Robert Brock
Robert Brock

/s/ Dennis M. O’Brien
Dennis M. O’Brien

/s/ Chad Sandstedt
Chad Sandstedt

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934 (the “Act”), the undersigned hereby agree to file jointly the Statement on Schedule 13G with respect to the securities of TierOne Corporation, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Act. It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate. It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments thereto, filed on behalf of each of the parties hereto. In evidence thereof, the undersigned hereby execute this agreement as of the 9th day of February, 2010.

WEST FAMILY INVESTMENTS, LLC

	By:	/s/ Randy Rochman
Randy Rochman, Chief Executive Officer

/s/ Gary L. West		/s/ Jim Young
Gary L. West		Jim Young

/s/ Mary E. West		/s/ Andy McDill
Mary E. West		Andy McDill

/s/ Randy Rochman		/s/ Johnny Bubb
Randy Rochman		Johnny Bubb

/s/ Elizabeth Rochman		/s/ Dennis O’Brien
Elizabeth Rochman		Dennis M. O’Brien

/s/ Barton Rochman		/s/ Chad Sandstedt
Barton Rochman		Chad Sandstedt

/s/ Susan Temple		/s/ Jeffrey R. Klunzinger
Susan Temple		Jeffrey R. Klunzinger

/s/ Robert Brock
Robert Brock